Exhibit 99.1

Tiziana Life Sciences LTD

Notice of Annual General Meeting of Shareholders

To be held via video and telephonic conference on December 29, 2022 at 9.00 a.m. (EST); 2.00pm (U.K.)

NOTICE

YOU ARE NOTIFIED that the 2022 annual general meeting (“2022 AGM”) of Tiziana Life Sciences LTD (the “Company”) will be held via video and telephonic conference (in accordance with the Company’s bye-law 26.1) on December 29, 2022 at 9.00 a.m. (EST); 2.00pm (U.K.) or as soon thereafter as is practicable for the purpose of transacting the following business:

AGENDA

1.	To confirm or elect a chairman for the 2022 AGM.

2.	To confirm that a quorum is present.

3.	To re-elect Willy Simon as Class III director of the Company to serve until the annual general meeting to be held in 2025.

4.	To receive the auditor’s report and financial statements for the year ended 31 December 2022.

5.	To re-appoint PKF LittleJohn LLP as auditors from the conclusion of the meeting until the conclusion of the next annual general meeting before which accounts are laid and to authorize the directors to fix the auditors’ remuneration.

6.	Any other business which may properly come before the meeting or any adjournment of the meeting.

Record Date: The record date for qualification of shareholders to participate and vote in the AGM has been set for the end of trading on November 30, 2022.

Attending the Meeting: All shareholders are invited to participate in the AGM. The electronic system for remote participation will be available for access from 8.45 a.m. (EST); 1.45 p.m. (UK) on December 29, 2022.

To join the meeting type (or paste) the following web address into your web browser:

https://mmitc-collab.webex.com/mmitc-collab/j.php?MTID=mb5154d3576938fcc46fc7bc59d9d245f.

The password to join the meeting is “welcome”

The Webinar number is: 2599 535 5714

If you wish you may join by phone

+1-650-479-3208 United States Toll

If joining by phone use the access code: 259 953 55714

Further guidance and instructions are available by emailing: info@tizianalifesciences.com.

Voting: We encourage you to vote as promptly as possible by mailing your completed and signed proxy card. Please follow the directions on your proxy card. You may also vote during the meeting, the chairman of the meeting shall direct you on how you may cast your vote on a show of hands.

By Order of the Board

Keeren Shah

Chief Financial Officer

Dated 5 December 2022

Proposed Resolutions

Set out below is a description of each proposed resolution for which shareholder approval is sought at the 2022 AGM. The Board of Directors (the “Board”) consider that the proposed resolutions described in this letter are in the best interests of the Company and therefore of the shareholders as a whole, and recommend shareholders vote in favor of all.

1.	To vote on the re-election of Willy Simon as Class III director of the Company to serve until the annual general meeting to be held in 2025.

Willy Simon, who was elected as a Class III director at the annual general meeting of the Company held in 2021 to serve until December 31, 2022, offers himself for re-election as Class III director until the annual general meeting to be held in 2025 or until his successor is elected. Please see below the biographical details of Willy Simon.

Willy Simon is a banker and worked at Kredietbank N.V. and Citibank London before serving as an executive member of the Board of Generale Bank NL from 1997 to 1999 and as the chief executive of Fortis Investment Management from 1999 to 2002. He acted as chairman of Bank Oyens & van Eeghen from 2002 to 2004. From 2004 until 2012, he served as a non-executive director of Redi & Partners Ltd., a fund of funds. He was previously chairman of AIM-traded Velox3 plc (formerly 24/7 Gaming Group Holdings plc) until 2015 and had been a director of Playlogic Entertainment Inc., a NASDAQ OTC listed company.

Committee Memberships: Member of the Audit, Risk and Disclosure Committee, the Nomination Committee and chair of the Remuneration Committee.

1.	To approve the auditor’s report and financial statements for the fiscal year ended 31 December 2021.

A copy of the Company’s financial statements for the fiscal year ended on 31 December 2021, along with the auditor’s report have been made available to shareholders on the Investors page of the Company’s website at: https://www.tizianalifesciences.com/.

If you require a printed copy of our financial statements to be mailed to you, please e-mail info@tizianalifesciences.com to submit your request.

2.	To appoint PKF LittleJohn LLP as the Company’s auditor for the ensuing year.

The Board proposes that shareholders appoint PKF LittleJohn LLP as the Company’s independent auditor for fiscal year 2022.

3.	To delegate the determination of the auditor’s remuneration to the Board.

The shareholders shall vote whether or not to delegate to the Board the responsibility for determining the remuneration of the auditors.

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